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                               November 2, 2022

       Jan Loeb
       Executive Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 12,
2022
                                                            File No. 000-22908

       Dear Jan Loeb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment 1 to Form 10-12G Filed October 12, 2022

       Item 1. Business. , page 2

   1. We note your response to comment 6 and reissue in part. Please clarify what is meant by the reference to
"products" in the statement "[w]e believe that NewStem is currently the only company worldwide
to develop products..." Namely, please describe whether there are particular
product(s) or whether it is the screening in its entirety that is the product.
                                                        Explain what it means
that a target is "validated," and explain the meaning of the terms
                                                        AI-based drug
discovery, hit to lead process, and ADMET so that investors can understand their
significance. Please also clearly state that NewStem does not have any
                                                        FDA- or EMA-approved
medical devices or products
 Jan Loeb
FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany 2,
November  NameNovelStem
             2022           International Corp.
November
Page 2    2, 2022 Page 2
FirstName LastName
2. We reissue comment 8. Please tell us whether the products that will be developed will be considered medical devices. If so, please revise to discuss the relevant approval process.
Item 5. Directors and Executive Officers, page 18

3. We note your response to comment 13 and reissue in part. We note in your response that
         Jan Loeb is now an "Executive Chairman" and that no Vice President has been appointed.
         Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall include a President and one or more Vice Presidents.
4. We note that Jan Loeb was appointed as Executive Chairman in September. Please explain how this differs from his role as Chairman of the Board, as it appears that he continues to serve only on the Board and not in a policy making function such that he would be an executive officer under the Rule 3b-7 of the Exchange Act. We also note that he is the Chairman of NewStem. Please advise and disclose Mr. Loeb's duties with respect to the day-to-day operations of NewStem given that he does not appear to be in a policy-
         making position for either NovelStem or NewStem.
Item 8. Legal Proceedings., page 22

5. We note your response to comment 15 and reissue in part. Please expand on your disclosure to better illustrate the factual basis alleged to underlie the arbitration. Namely, please describe what disagreement caused you to initiate an arbitration proceeding against your partner in Netco Partners and what is meant when you say that you hope to
         "maximize" the potential value of the NetForce intellectual property. We also note that you have until mid-October 2022 to negotiate a settlement with C.P. Group before arbitration proceedings resume, please update this disclosure if arbitration proceedings have resumed.

Item 10. Recent Sales of Unregistered Securities, page 23

6. We note your response to comment 16 and reissue in part. With reference to the transaction dated December 11, 2019, please provide the name of the person or identify the class of the person who bought the 2,500,000 shares of common stock.
Novelstem International Corp.
Note 1 - Nature of Operations, page F-7

7. We note your response to comment 1 and reissue in part. Please clarify or update the
         Company's holding interest in NewStem Ltd. as it currently still states "31.5%" in this section.
General

8.       We reissue our request that you provide us with the calculation of the
Company   s
         investment securities as a percentage of its total assets (on an unconsolidated basis)
 Jan Loeb
NovelStem International Corp.
November 2, 2022
Page 3
      pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940 (the
   1940 Act   ).
      If you are taking the position that the Company   s interests in NetCo
and/or NewStem are
      not    investment securities    under Section 3(a)(1)(C) and 3(a)(2) of
the 1940 Act, please
      provide a comprehensive legal analysis supporting your position.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 505-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameJan Loeb
                                                          Division of
Corporation Finance
Comapany NameNovelStem International Corp.
                                                          Office of Trade &
Services
November 2, 2022 Page 3
cc:       Morris DeFeo
FirstName LastName